SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549
                                  ----------------------



                                      SCHEDULE 14D-1

                            Tender Offer Statement Pursuant to
                  Section 14(d)(1) of the Securities Exchange Act of 1934

                                            and

                                      SCHEDULE 13D/A
                                     (AMENDMENT NO. 4)

                         Under the Securities Exchange Act of 1934

                                   SCOR U.S. Corporation
                                 (Name of Subject Company)


                                SCOR Merger Sub Corporation
                                         SCOR S.A.
                                         (Bidders)


                          COMMON STOCK, PAR VALUE $0.30 PER SHARE
                              (Title of Class of Securities)


                                       78 4027 10 4
                           (CUSIP Number of Class of Securities)


                                   John T. Andrews, Jr.
                                      Vice President
                               General Counsel and Secretary
                                   SCOR U.S. Corporation
                                  Two World Trade Center
                               New York, New York 10048-0178
                                      (212) 390-5200

                                         Copy to:

                                   Allan M. Chapin Esq.
                                    Sullivan & Cromwell
                                      250 Park Avenue
                               New York, New York 10048-0178
                                      (212) 558-4000
                (Name, Address, and Telephone Numbers of Person Authorized
                to Receive Notices and Communications on Behalf of Bidder)

                             Calculation of Filing Fee

   Transaction Valuation*:                 Amount of Filing Fee**:

   $70,229,727                             $14,046

* For purposes of calculating the filing fee only. The filing fee was calculated, pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 4,605,228 Common Stock (the number of Common Stock outstanding on the date hereof, including vested options to acquire Common Stock, but excluding unvested options to acquire Common Stock and excluding 14,547,756 Common Stock owned by SCOR S.A., multiplied by the proposed acquisition price U.S. $15.25 per share.

**   1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:              Filing Party:
                         ------------             ---------------
Form or Registration No.:            Date Filed:
                         ------------             ---------------

Cusip No  78 4027 10 4             14D-1 and 13D            Page 2 of 10 Pages
--------

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SCOR S.A.
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [  ]
                                                                        (b) [  ]
   3    SEC USE ONLY

   4    SOURCE OF FUNDS                                                    WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [  ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                              France

   7    AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                               14,547,756 shares

   8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
        EXCLUDES CERTAIN SHARES                                             [  ]

   9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
        (7)                                                                  80%

   10   TYPE OF REPORTING PERSON                                      HC, IC, CO

   Cusip No  78 4027 10 4               14D-1 and 13D         Page 3 of 10 Pages
   --------

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SCOR Merger Sub Corporation

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [  ]
                                                                        (b) [  ]
   3    SEC USE ONLY

   4    SOURCE OF FUNDS                                                       AF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [  ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

   7    AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                                        0 shares

   8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                            [  ]

   9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
        (7)                                                                   0%

   10   TYPE OF REPORTING PERSON                                              CO

        This Schedule 14D-1 and Schedule 13D/A (Amendment No. 4) (the "Schedule 14D-1 and 13D") relates to the tender offer by SCOR Merger Sub Corporation, a newly organized Delaware corporation (the "Purchaser") and a wholly owned subsidiary of SCOR S.A., a societe anonyme organized under the laws of The French Republic ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.30 per Share (the "Shares"), of SCOR U.S. Corporation, a Delaware corporation (the "Company"), not currently directly or indirectly owned by Parent, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"), both of which are annexed to and filed with this Schedule 14D-1 and 13D as Exhibits (a)(1) and (a)(2), respectively. This Schedule 14D-1 and 13D is being filed on behalf of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1 and Schedule 13D respectively of the Securities Exchange Act of 1934, as amended.

   Item 1.   Security and Subject Company.
             ----------------------------

         (a) The name of the subject company is SCOR U.S. Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is Two World Trade Center, New York, New York 10048-0178.

         (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "THE OFFER - 6. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

   Item 2.   Identity and Background.
             -----------------------

             (a)-(d); (g) This Statement is being filed by the Purchaser and Parent. The information set forth in the "INTRODUCTION", in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" and in "SCHEDULE I - Directors and Executive Officers of Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

             (e); (f) During the last five years, neither Parent, nor the Purchaser nor, to the best of their knowledge, any of the directors or executive officers of Parent or the Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

   Item 3.   Past Contacts, Transactions or Negotiations with the Subject
             ------------------------------------------------------------
             Company.
             -------

             (a)-(b) The information set forth in the "INTRODUCTION", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger", in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" and in "THE OFFER - 10. Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.



                                        (Page 4 of 10 Pages)

   Item 4.   Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

             (a)-(b) The information set forth in "THE OFFER - 12. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

             (c)  Not applicable.

   Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.
             ----------------------------------------------------------------

             (a)-(g) The information set forth in the "INTRODUCTION", in "SPECIAL FACTORS - 2. Reasons for the Offer and the Merger", in "SPECIAL FACTORS - 5. Background of the Offer and the Merger", in "THE OFFER - 7. Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures" of the Offer to Purchase is incorporated herein by reference.

   Item 6.   Interest in Securities of the Subject Company.
             ---------------------------------------------

             (a)-(b) The information set forth in the "INTRODUCTION", in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" and in "THE OFFER - 10. Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

   Item 7.   Contracts, Arrangements, Understandings or Relationships with
             -------------------------------------------------------------
             Respect to the Subject Company's Securities.
             -------------------------------------------

             The information set forth in the "INTRODUCTION", in "THE
             OFFER - 9. Certain Information Concerning Parent and the Purchaser", in "THE OFFER - 10. Contacts with the Company" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights; Effect on the Debentures" of the Offer to Purchase is incorporated herein by reference.

   Item 8.   Person Retained, Employed or to be Compensated.
             ----------------------------------------------

             The information set forth in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" and in "THE OFFER - 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

   Item 9.   Financial Statements of Certain Bidders.
             ---------------------------------------

             Not applicable.

   Item 10.  Additional Information.
             ----------------------

             (a) The information set forth in "SPECIAL FACTORS - 5. Background of the Offer and the Merger", in "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" and in "THE
             OFFER - 10. Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) The information set forth in "THE OFFER - 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.




                                        (Page 5 of 10 Pages)

             (d) The information set forth in "THE OFFER - 7. Effect of the Offer on Market for the Shares, Stock Exchange Listing, and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

             (e) The information set forth in "THE OFFER - 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (f) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in its entirety.

   Item 11.  Material to be filed as Exhibits.
             --------------------------------

             (a)(1)   Offer to Purchase.

             (a)(2) Letter of Transmittal (including Guidelines for Certification Taxpayer Identification Number on Form W-9).

             (a)(3) Letter dated November 9, 1995, to brokers, dealers, commercial banks, trust companies and nominees.

             (a)(4) Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

             (a)(5)   Notice of Guaranteed Delivery.

             (a)(6)   Press Release issued by Parent, dated September 26, 1995.

             (a)(7) Press Release issued by Parent and the Purchaser, dated November 3, 1995.

             (a)(8)   Form of newspaper advertisement, dated November 9, 1995.

             (b)      Not applicable.

             (c)(1) Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 2, 1995, among Parent, the Purchaser and the Company.

             (c)(2) Letter Agreement to amend the Merger Agreement, dated as of November 8, 1995.

             (c)(3) SCOR Reinsurance Company 1994 Voting Trust Agreement, dated as of June 6, 1994, among SCOR Reinsurance Company, the Company and the Voting Trustees designated therein.

             (c)(4) Net Aggregate Excess of Loss Retrocessional Agreement, dated January 1, 1994, among Parent and SCOR Reinsurance Company.





                                        (Page 6 of 10 Pages)

             (c)(5) Interests and Liabilities Agreement to the Catastrophe Excess of Loss Reinsurance Contract, among SCOR Reinsurance Company and SCOR S.A., effective date January 1, 1994.

             (c)(6) Interests and Liabilities Agreement to the Catastrophe Excess of Loss Reinsurance Contract,among SCOR Reinsurance Company and SCOR Reassurance, effective date January 1, 1995.

             (c)(7) Credit Agreement U.S. $20 million, dated January 24, 1995 between Parent and the Company.

             (c)(8) Loan Agreement U.S. $20 million, dated October 2, 1995 between Parent and the Company.

             (d)      Not applicable.

             (e)      Not applicable.

             (f)      Not applicable.

             (g)(1)   Complaint,  Howard Sands Feldman, Custodian for Jan
                                  ---------------------------------------
                      Sharona Feldman, UGMA v. Jacques P. Blandeau [sic],
                      --------------------------------------------------
                      et al, C.A. No. 14577.
                      -----

             (g)(2)   Complaint, Crandon Capital Partners v. Jacques P.
                                 ------------------------    ----------
                      Blondeau, et al, C.A. No. 14579.
                      ---------------

             (g)(3)   Complaint, Daniel Bruno v. Jacques P. Blandeau [sic],
                                 ------------    -------------------------
                      et al, C.A. No. 14582.
                      -----

              (g)(4)  Complaint, Jan Baxt v. Jacques P. Blandeau [sic], et al,
                                 --------    --------------------------------
                      C.A. No. 14585.

              (g)(5)  Complaint, Kalter and Kaplan Profit Sharing Plan -
                                 ----------------------------------------
                      Keogh F/B/O Ivan Kalter v. Jacques P. Blondeau et al,
                      -----------------------    -------------------------
                      C.A. No. 14589.




                                        (Page 7 of 10 Pages)

                                     SIGNATURE
                                     ---------

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   Dated: November 9, 1995



                                 SCOR S.A.


                                 By: /s/ Jacques P. Blondeau
                                     -------------------------------------------
                                     Name:  Jacques P. Blondeau
                                     Title: Chairman and Chief Executive Officer




                                 SCOR Merger Sub Corporation


                                 By: /s/ Jacques P. Blondeau
                                     -------------------------------------------
                                     Name:  Jacques P. Blondeau
                                     Title: President and Director



                                   (Page 8 of 10 Pages)

                                   EXHIBIT INDEX
                                   -------------



   Exhibit Number             Exhibit Name                       Page Number
   --------------             ------------                       -----------
   (a)(1)            Offer to Purchase.

   (a)(2)            Letter of Transmittal (including
                     Guidelines for Certification of
                     Taxpayer Identification Number on Form W-9).

   (a)(3) Letter dated November 9, 1995, to brokers, dealers, commercial banks, trust companies and nominees.

   (a)(4)            Letter to be used by brokers, dealers,
                     commercial banks, trust companies and
                     nominees to their clients.

   (a)(5)            Notice of Guaranteed Delivery.

   (a)(6)*           Press Release issued by Parent, dated
                     September 26, 1995.

   (a)(7)            Press Release issued by Parent and the
                     Purchaser, dated November 3, 1995.

   (a)(8)            Form of newspaper advertisement, dated
                     November 9, 1995.

   (b)               Not applicable.

   (c)(1)**          Agreement and Plan of Merger (the "Merger
                     Agreement"), dated November 2, 1995, among
                     Parent, the Purchaser and the Company.

   (c)(2)            Letter Agreement to amend the Merger
                     Agreement, dated as of November 8, 1995.

   (c)(3)*** SCOR Reinsurance Company 1994 Voting Trust Agreement, dated as of June 6, 1994, among SCOR Reinsurance Company, the Company and the Voting Trustees designated therein.
---------------------

      * Incorporated by reference from Parent's statement on Schedule 13D/A Amendment No. 3) dated September 26, 1995.

     ** Incorporated by reference from the Company's Report on Form 8-K, dated November 6, 1995.

    *** Incorporated by reference from the Company's Annual Report on Form 10-K for the period ending December 31, 1994.






                                   (Page 9 of 10 Pages)

   Exhibit Number             Exhibit Name                       Page Number
   --------------             ------------                       -----------

   (c)(4)***         Net Aggregate Excess of Loss Retrocessional
                     Agreement, dated January 1, 1994, among
                     Parent and SCOR Reinsurance Company.

   (c)(5)            Interests and Liabilities Agreement to
                     the Catastrophe Excess of Loss Reinsurance
                     Contract, among SCOR Reinsurance Company and SCOR S.A., effective date January 1, 1994.

   (c)(6)            Interests and Liabilities Agreement to the
                     Catastrophe Excess of Loss Reinsurance Contract, among SCOR Reinsurance Company and SCOR
                     Reassurance, effective date January 1, 1995.

   (c)(7)           Credit Agreement U.S. $20 million, dated
                    January 24, 1995 between Parent and the Company.

   (c)(8)           Loan Agreement U.S. $20 million, dated
                    October 2, 1995 between Parent and the Company.


   (d)              Not applicable.

   (e)              Not applicable.

   (f)              Not applicable.

   (g)(1)           Complaint,  Howard Sands Feldman, Custodian for Jan
                                ---------------------------------------
                    Sharona Feldman, UGMA v. Jacques P. Blandeau [sic],
                    --------------------------------------------------
                    et al, C.A. No. 14577.
                    -----

   (g)(2)           Complaint, Crandon Capital Partners v. Jacques P.
                               ------------------------    ----------
                    Blondeau, et al, C.A. No. 14579.
                    ---------------

    (g)(3)          Complaint, Daniel Bruno v. Jacques P. Blandeau [sic],
                               ------------    -------------------------
                    et al, C.A. No. 14582.
                    -----

    (g)(4)          Complaint, Jan Baxt v. Jacques P. Blandeau [sic], et al,
                               --------    --------------------------------
                    C.A. No. 14585.

    (g)(5)          Complaint, Kalter and Kaplan Profit Sharing Plan -
                               ----------------------------------------
                    Keogh F/B/O Ivan Kalter v. Jacques P. Blondeau et al,
                    -----------------------    -------------------------
                    C.A. No. 14589.

--------------------
*** Incorporated by reference from the Company's Annual Report on Form 10-K for the period ending December 31, 1994.







                                   (Page 10 of 10 Pages)